FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 30 March 2004

REED ELSEVIER PLC

REED ELSEVIER NV

(Registrant)

(Registrant)

1-3 Strand

Sara Burgerhartstraat 25

LONDON

1055 KV AMSTERDAM

WC2N 5JR

THE NETHERLANDS

(Address of principal executive office)

(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ✓

Form 40-F ….

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ….

No ✓

Schedule of Information contained in this Report

Notifications to the London Stock Exchange dated 30 March 2004 concerning (i) the purchase of shares in Reed Elsevier PLC and Reed Elsevier NV by the Reed Elsevier Employee Benefit Trust; and (ii) the purchase of shares in Reed Elsevier PLC and Reed Elsevier NV by executive directors and the grant of Reed Elsevier PLC and Reed Elsevier NV nil cost restricted shares to executive directors on 26 March 2004.

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SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC

REED ELSEVIER NV

/S/ L. DIXON

/S/ L. DIXON

By: L. Dixon

By: L. Dixon
Title: Deputy Secretary

Title: Authorised Signatory

Date: 30 March 2004

Date: 30 March 2004

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